EXHIBIT 99.01
SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2007, 2006 and 2005
(in thousands)

	Balance at	Charged to Costs			Write-offs Net	Balance at End of
	Beginning of	and			of	of
	Year	Expenses	Other		Recoveries	Year
Allowance for Doubtful Accounts
2007	$3,313	$1,413	$(4)		$(924)	$3,798
2006	1,377	2,187	1,485	(1)	(1,736)	3,313
2005	1,399	719	21		(753)	1,377
Valuation Allowance for Deferred Tax Assets
2007	$357,910	$(54,340)	$—		—	$303,570
2006	399,444	(41,534)	—		—	357,910
2005	379,191	20,253	—		—	399,444

(1)	Due to acquisition of Moving.com.